UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule 14f-1

                              Information Statement
                        Pursuant to Section 14(f) of the
                         Securities Exchange Act of 1934
                      and Rule 14f-1 Promulgated Thereunder

                               Chiste Corporation
        (Exact name of registrant as specified in its corporate charter)

                                     Nevada
         (State or other Jurisdiction of Incorporation or Organization)

              0-32065                                     86-0965692
       (Commission File Number)                (IRS Employer Identification No.)

                         936A Beachland Boulevard, Suite
                                       13
                              Vero Beach, FL 32963
                         (Address of Principal Executive
                              Offices and zip code)

                                 (772) 231-7544
                             (Registrant's telephone
                          number, including area code)

                                       N/A
          (Former name or former address, if changed since last report)

                                  May 31, 2005

                               CHISTE CORPORATION

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

                                  INTRODUCTION

      This Information Statement is being furnished to stockholders of record as of May 27, 2005 of the outstanding shares of common stock, par value $0.001 (the "Common Stock") of Chiste Corporation, a Nevada corporation ("Chiste"), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with the issuance of certain shares of Series B Convertible Preferred Stock pursuant to an Exchange Agreement (the "Exchange Agreement") dated as of May 13, 2005, by and among Chiste, HydroGen, LLC, an Ohio limited liability company ("HydroGen"), certain members of HydroGen owning approximately 69.7% of HydroGen's currently outstanding membership interests, and Keating Reverse Merger Fund, LLC ("KRM Fund").

      The Exchange Agreement provides that Chiste's current sole director and officer, Kevin R. Keating, shall resign effective as of the Closing Date (as defined in the Exchange Agreement) and that the newly-appointed directors of Chiste will consist of two member of HydroGen's current management, Leo Blomen and Joshua Tosteson, two directors to be designated by Messrs. Blomen and Tosteson (the "Management Designates"), and one member to be designated by KRM Fund (the "KRM Designate"). The Management Designates and KRM Fund Designates are expected to be appointed within thirty (30) days following the Closing. Effective as of the Closing Date, Leo Blomen will become the Chief Executive Officer of Chiste, Joshua Tosteson will become President of Chiste, Scott Wilshire will become Chief Operating Officer of Chiste and Scott Schecter will become Chief Financial Officer of Chiste. Chiste will, to the extent permitted by applicable law, secure the resignation of, or remove, Kevin R. Keating as the President, Secretary and Treasurer of Chiste so as to enable the above persons to be appointed as officers in accordance with the Exchange Agreement. Kevin R. Keating has indicated his intent to resign as an officer of Chiste effective as of the Closing Date.

      This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder.

      No action is required by the stockholders of Chiste in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to Chiste's stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of Chiste's directors occurs (otherwise than at a meeting of Chiste's stockholders). Accordingly, the closing of the transactions contemplated under the Exchange Agreement ("Closing") and the resulting change in a majority of Chiste's directors will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be first mailed to Chiste's stockholders of record on or about June 2, 2005.

                     PROPOSED CHANGE IN CONTROL TRANSACTION

      On May 13, 2005, Chiste (also referred to herein as the "Company," "we," "us" and "our") entered into an Exchange Agreement with HydroGen, certain members of HydroGen owning approximately 69.7% of HydroGen's currently outstanding membership interests, and KRM Fund. Under the Exchange Agreement, Chiste will, at closing, acquire all of the outstanding membership interests of HydroGen ("Interests") from the members of HydroGen ("HydroGen Members"), and the HydroGen Members will contribute all of their Interests to Chiste. In exchange, Chiste will issue to the HydroGen Members shares of Series B Convertible Preferred Stock, par value $0.001 per share, of Chiste ("Preferred Shares"), with each Preferred Share being convertible into 185.35215 shares of Chiste's common stock, par value $0.001 per share ("Conversion Shares"). As a condition of the Closing, all of the current members of HydroGen must execute or join the Exchange Agreement and agree to receive Preferred Shares in exchange for their Interests. Following the Closing, HydroGen, LLC will continue as a wholly-owned subsidiary of Chiste.

      Among the conditions to the Closing of the exchange transaction ("Exchange"), HydroGen will raise a minimum of $5,000,000 and a maximum of
$10,000,000  in a private  placement  offering  of  Interests  ("Placement")  to accredited investors ("HydroGen Investors"). The holders of HydroGen's $2,000,000 of outstanding convertible bridge notes may convert their principal balances into Interests under the private placement, but any conversions will not count towards the minimum offering amount.

      The HydroGen Investors will be required to execute or join the Exchange Agreement as part of their investment and, accordingly, the Interests received by the HydroGen Investors will be exchanged for Preferred Shares pursuant to the terms of the Exchange Agreement.

      The consummation of the Placement is contingent on the completion of the Exchange and an additional $7,000,000 being invested in Preferred Shares of Chiste, promptly following the Exchange, by certain institutional investors ("Institutional Investors"). The proposed investment by the Institutional Investors ("Investment") will involve the purchase of Preferred Shares directly from Chiste promptly after the Exchange, and the purchase price of the Preferred Shares received by HydroGen Investors in the Placement as a result of the exchange of their Interests will be the same as the purchase price of the Preferred Shares paid by the Institutional Investors in the Investment.

      Upon completion of the Exchange, the Placement and the Investment, the Preferred Shares issued by Chiste to the HydroGen Members, the HydroGen Investors and the Institutional Investors will represent in the aggregate 95.175% of Chiste's issued and outstanding shares of common stock on a fully diluted and as-converted basis (without giving effect to certain outstanding Chiste warrants that will expire June 30, 2005). Accordingly, the current stockholders of Chiste will own 4.825% of the outstanding common stock (or, 9,396,629 shares of Chiste common stock) immediately after completion of these transactions on a fully diluted and as-converted basis.

      The issuance of the Preferred Shares in connection with the Exchange to the HydroGen Members and the HydroGen Investors and, upon conversion, the shares of Chiste common stock underlying the Preferred Shares, is intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof. The Investment is being offered pursuant to an exemption from registration contained in Regulation D, only to accredited investors. The Preferred Shares and the shares of Chiste common stock underlying the Preferred Shares may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. No registration statement covering these securities has been filed with the United States Securities and Exchange Commission ("Commission") or with any state securities commission in respect of this Offering. However, Chiste has agreed to register for public re-sale the common stock underlying the Preferred Stock issued to certain HydroGen Members (none of which are the officers, directors or employees of HydroGen), the HydroGen Investors and the Institutional Investors.

      Chiste is presently authorized under its Certificate of Incorporation to issue 65,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. Of the 10,000,000 shares of preferred stock authorized, 1,500,000 shares will be designated as Series B Convertible Preferred Stock pursuant to a certificate of designations ("Certificate of Designations"), which will be approved by Chiste's board of directors, and filed with and accepted by, the Secretary of State of the State of Nevada prior to the Closing of the Exchange. Currently, Chiste has 9,396,629 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

      Under the terms of the Exchange Agreement, all of the outstanding Interests held by HydroGen Members and HydroGen Investors will be exchanged for Preferred Shares. Each Preferred Share will be convertible into 185.35215 shares of Chiste's common stock (the "Conversion Rate"). The Preferred Shares will immediately and automatically be converted into shares of Chiste's common stock (the "Mandatory Conversion") upon the approval by a majority of Chiste's stockholders (voting together on an as-converted-to-common-stock basis), following the Exchange and the Investment, of a 1 for 25 reverse stock split of Chiste's outstanding common stock ("Reverse Split").

      The holders of shares of Series B Preferred Stock (including Institutional Investors acquiring such Preferred Shares following the Exchange) will be entitled to vote together with the holders of the common stock, as a single class, upon all matters submitted to holders of common stock for a vote. Each share of Series B Preferred Stock will carry a number of votes equal to the number of shares of common stock issuable as if converted at the record date. As such, immediately following the Exchange and the Investment, the HydroGen Members, HydroGen Investors and the Institutional Investors will have 95.175% of the total combined voting power of all classes of Chiste stock entitled to vote.

      Upon Mandatory Conversion of the Preferred Shares, and subject to an adjustment of the Conversion Rate as a result of the Reverse Split, the HydroGen Members, HydroGen Investors and the Institutional Investors will, in the aggregate, receive approximately 7,414,086 shares of Chiste's common stock, representing 95.175% of the outstanding shares of Chiste's common stock immediately following the Mandatory Conversion on a fully diluted basis (without giving effect to the Chiste warrants expiring June 30, 2005). The existing stockholders of Chiste will, following the Mandatory Conversion and Reverse Split, own approximately 375,865 shares of Chiste's common stock, representing 4.825% of the outstanding shares of common stock on a fully diluted basis.

      In connection with the Reverse Split, Chiste's board of directors may, in its discretion, provide special treatment to certain Chiste stockholders to preserve round lot holders (i.e., holders owning at least 100 shares) after the Reverse Split. In the event Chiste's board determines to provide such special treatment, Chiste stockholders holding 2,500 or fewer shares of common stock but at least 100 shares of common stock will receive 100 shares of common stock after the Reverse Split, and persons holding less than 100 shares of common stock would not be affected. The terms and conditions of special treatment afforded to Chiste stockholders to preserve round lot stockholders, if any, including the record dates for determining which stockholders may be eligible for such special treatment, will be established in the discretion of Chiste's board of directors.

      Effective as of the Closing of the Exchange transaction, and subject to applicable regulatory requirements, including the preparation, filing and distribution to the Chiste stockholders of this Schedule 14(f)-1 Notice to Stockholders at least ten (10) days prior to Closing, Kevin R. Keating, Chiste's current sole officer and director will resign, and the newly-appointed directors of Chiste will consist of two member of HydroGen's current management, Leo Blomen and Joshua Tosteson, two directors to be designated by Messrs. Blomen and Tosteson (the "Management Designates"), and one member to be designated by KRM Fund (the "KRM Designate"). The Management Designates and KRM Fund Designates are expected to be appointed within thirty (30) days following the Closing. KRM Fund, certain HydroGen Members, the HydroGen Investors and the Institutional Investors, such persons in the aggregate representing more than a majority of the outstanding shares entitled to vote, have each agreed to vote their shares of Chiste's voting securities: (i) to elect the KRM Designate to Chiste's board for a period ranging from 90 days to one year following the Closing and to vote for such other persons that may be designated by Messrs. Blomen and Tosteson to fill any vacant position on the board of directors (other than KRM Designate), and (ii) to approve the Reverse Split and the change of Chiste's corporate name (collectively, the "Actions").

      Effective as of the Closing Date, Leo Blomen will become the Chief Executive Officer of Chiste, Joshua Tosteson will become President of Chiste, Scott Wilshire will become Chief Operating Officer of Chiste and Scott Schecter will become Chief Financial Officer of Chiste. Chiste will, to the extent permitted by applicable law, secure the resignation of, or remove, Kevin R. Keating as the President, Secretary and Treasurer of Chiste so as to enable the above persons to be appointed as officers in accordance with the Exchange Agreement. Kevin R. Keating has indicated his intent to resign as an officer of Chiste effective as of the Closing Date.

      In connection with the Exchange Agreement, from the signing of the agreement until its termination or the consummation of the exchange transaction, KRM Fund has entered into a voting agreement with HydroGen under which (i) it agrees not to sell, pledge or otherwise dispose of any or all of its shares of common stock of Chiste or deposit them in a voting trust or enter into any other voting agreement, and it will vote or consent in favor of the adoption of the Exchange Agreement and the exchange transaction, if necessary, and against any merger, consolidation, sale of assets, recapitalization or other business combination other than the transaction with HydroGen. KRM Fund has granted to HydroGen a proxy in the event they do not take action to vote as provided above so that HydroGen may act in its stead. Nothing in the voting agreement will prevent any director of Chiste, whether an affiliate of KRM Fund or not, from exercising its fiduciary duty under Nevada law. On May 18, 2005, KRM Fund filed an amended Schedule 13D disclosing the execution of this voting agreement, which included a copy of the voting agreement as an exhibit thereto.

      At or prior to the Closing, Chiste will also enter into a certain financial advisory agreement with Keating Securities, LLC ("Keating Securities"), a registered broker-dealer, under which Keating Securities will be compensated by Chiste for its advisory services rendered to Chiste in connection with the Exchange. The transaction advisory fee will be $325,000, with the payment thereof being subject to the Closing of the Exchange.

      Each of Chiste and HydroGen has agreed to continue to operate their business in the ordinary course prior to the Exchange. In addition, HydroGen is able to pursue the Placement and take the actions necessary to effect the Exchange and Chiste is able to pursue the Investment.

      Under the Exchange Agreement, each of Chiste and HydroGen has agreed to perform certain actions, some of which are conditions to the exchange transaction. Each company is obligated to (a) obtain all necessary approvals, which includes approval by the members of HydroGen for various aspects of the transaction, (b) HydroGen is required to obtain agreements from its members to exchange their Interests and to amend all outstanding agreements to acquire Interests to substitute shares of Preferred Stock or common stock of Chiste in connection with any options, warrants and convertible securities and other agreements, (c) HydroGen must enter into agreements to eliminate any existing pre-emptive rights for Interests, (d) give the other access to the records and personnel to complete due diligence review, (e) proceed expeditiously to undertake all actions so as to be able to consummate the Exchange, (d) HydroGen must deliver audited financial statements including a balance sheet as of December 31, 2004 and statements of operations, cash flows and stockholders' equity from inception to December 31, 2004 and unaudited financial statements of HydroGen for the quarter ended prior to the Closing, and (e) neither party will solicit or initiate proposals from, provide information to or hold discussions with any party concerning any sale of assets or any material portion of any capital stock or any merger, consolidation, business combination, liquidation or similar transaction, subject to the fiduciary obligations of directors generally.

      Consummation of the Exchange is conditioned upon the minimum amount of the Placement being held in escrow and available at the time of the consummation of the Exchange. Consummation of the Exchange is also contingent upon tax counsel to HydroGen issuing its opinion that the transaction will not be taxable to the holders of Interests (including the Interests sold in the Placement) pursuant to
Section 351 of the Internal Revenue Code. HydroGen also will have entered into employment agreements with its senior executives. The management persons will have entered into a voting agreement, similar to that agreed to by the HydroGen Investors in the Placement, to vote in favor of the Actions following the Exchange and for the KRM Designate for a period of one year after the closing of the Exchange. In addition to the foregoing conditions, the Exchange is conditioned upon (i) preparation, filing and distribution to the Chiste stockholders of this Schedule 14(f)-1 Notice to Stockholders, and (ii) continued quotation of Chiste's common stock on the Over-the-Counter Bulletin Board.

      Except for the representations and warranties relating to the ownership of the Interests (including the Interests sold in the Placement) which survive the consummation of the Exchange, the representations and warranties of all the parties to the Exchange Agreement do not survive the Closing.

      The Exchange Agreement may be terminated as follows: (i) by mutual consent, (ii) by either party if the Exchange is not consummated by June 15, 2005, (iii) by either party if the Exchange is prohibited by issuance of an order, decree or ruling, (iv) by either party if the other is in material breach of any representation, warranty, covenant or agreement, or (v) by Chiste if HydroGen is not able to obtain the agreement of each HydroGen Member and each HydroGen Investor to join in the Exchange Agreement and agree to transfer their Interests to Chiste in the Exchange. In the event of termination, both parties are responsible for their expenses, except that Chiste may retain a $50,000 deposit paid by HydroGen in the event that the termination is for a breach by HydroGen or failure to obtain the agreement of all of the HydroGen Members to join in the Exchange Agreement or convey their Interests.

      Because an integral part of the Exchange and a condition to the Placement is the completion of the Investment in the Preferred Stock by the Institutional Investors, which itself is contingent on the consummation of the Exchange and the minimum amount being received under the Placement in escrow, the Investment will be made after the Closing of the Exchange. The Investment must be subscribed and funded within three days of the Closing of the Exchange. If the Institutional Investors do not subscribe for $7,000,000 of Preferred Shares and fund the subscription within such three day period, then the Exchange will be rescinded, and the Placement cancelled with the escrowed subscriptions for Interests returned to the HydroGen Investors, without interest or deduction. Additionally, in the event of a rescission of the Exchange, all other aspects of the Exchange will be cancelled and the HydroGen Members restored to their relative ownership and positions in HydroGen and of Interests in HydroGen as it was immediately prior to the Exchange.

      The directors of Chiste have approved the Exchange Agreement and the transactions contemplated thereunder. The managers of HydroGen have approved the Exchange Agreement and the transactions contemplated thereunder, and members owning approximately 69.7% of HydroGen's outstanding Interests have executed the Exchange Agreement . The parties expect the closing of the transactions under the Exchange Agreement to occur on or about June 15, 2005. However, there can be no assurances that the Exchange will be completed.

      On March 7, 2005, in its Current Report on Form 8-K dated March 2, 2005, Chiste reported the execution of a letter of intent to acquire HydroGen. On May 18, 2005, in its Current Report on Form 8-K dated May 13, 2005, Chiste reported the execution of the Exchange Agreement and included a copy of the Exchange Agreement therein as Exhibit 2.2. These Current Reports are hereby incorporated by reference.

      Kevin R. Keating is the father of the principal member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KRM Fund, which is the current majority stockholder of Chiste, and Keating Securities, LLC, the registered broker-dealer affiliate of Keating Investments, LLC. Kevin
R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KRM Fund or Keating Securities, LLC and disclaims any beneficial interest in the shares of Chiste's common stock owned by KRM Fund. Similarly, Keating Investments, LLC, KRM Fund and Keating Securities, LLC disclaim any beneficial interest in the shares of Chiste's common stock currently owned by Kevin R. Keating.

                                VOTING SECURITIES

      Chiste's common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of Chiste's stockholders. Each share of common stock entitles the holder thereof to one vote. As of May 17, 2005, 9,396,629 shares of Chiste's common stock were outstanding.

                                CHISTE'S BUSINESS

      Chiste is currently a public "shell" company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which Chiste would acquire a target company with an operating business with the intent of continuing the acquired company's business as a publicly held entity.

                               HYDROGEN'S BUSINESS

      HydroGen is a development stage company, organized in 2001 and established as a limited liability company in January 2002. One of the founding members contributed various intellectual property assets and technologies which it had acquired from Westinghouse Electric Corporation, some of which were developed under a Department of Energy ("DOE") sponsored research and development program.

      HydroGen was established to be a developer of multi-megawatt fuel cell systems utilizing its proprietary 400 kilowatt (kW) phosphoric acid fuel cell
(PAFC) technology. HydroGen is positioning itself to compete in the rapidly growing distributed generation market, by offering complete fuel cell systems in the 6-30 megawatt (MW) range at prices that HydroGen's management believes will be competitive with incumbent generating technologies in this size class, and significantly lower than other fuel cell technologies.

      HydroGen's technology and approach are unique because air-cooled PAFC fuel cells are used, and the individual fuel cell stacks are detached from the hydrogen source. HydroGen's management believes this approach will result in significant cost savings, since air-cooled stacks are inherently simple to manufacture, and because HydroGen's fuel cell power plants can utilize either mature, large-scale hydrogen plant technology or other existing hydrogen infrastructure to supply hydrogen to the fuel cell stacks.

      Target markets for HydroGen systems include the general industrial cogeneration market, grid support and distributed generation for utilities, educational and municipal institutions seeking clean power, and niche markets associated with the existing global hydrogen production infrastructure. HydroGen has done market research, supported in part by the US Department of Defense, and is working in partnership with major industrial gas companies, utilities, chemicals companies, and select government facilities to identify project locations for HydroGen's early series of units.

      HydroGen's business model is to sell on a turnkey basis 6-30MW power plants, based on a standardized 2MW power island consisting of five of its 400kW modules. Additionally, HydroGen plans to generate recurring revenues from the sale of operations and maintenance services and ongoing lease revenues for the 400kW modules which must be replaced every 40,000 hours initially.

      HydroGen's intellectual property includes certain rights and manufacturing assets for the 400 kW, air-cooled PAFC technology developed by Westinghouse and represented by a revocable, non-exclusive license to use all technology developed pursuant to the DOE sponsored program. In addition, Westinghouse undertook its own development of module designs and manufacturing plans, and constructed a manufacturing facility and working prototype module. During this manufacturing and prototype program, Westinghouse privately developed recipes, processes and plans for designing and manufacturing phosphoric acid fuel cells. That intellectual property, maintained by Westinghouse as trade secrets, has been transferred to the HydroGen along with all of Westinghouse's rights to the technology developed under the DOE research and development program, and has since been maintained as closely held secrets.

      Most of HydroGen's core intellectual property has been maintained as trade secrets, which are kept in the form of drawings, recipes, process descriptions and other writings. HydroGen has kept, and intends to continue to keep, these secrets closely guarded, distributing them on a need to know basis only, and implementing strict confidentiality and non-use agreements when disclosure is necessary.

      Although most of the core technology has been maintained as trade secrets, Westinghouse applied for and received patents from time to time related to the technologies. These were all subsequently assigned to the DOE. A non-exclusive license to use these patents has been assigned, to HydroGen. Although, most of the DOE patents have expired or were allowed by the DOE to lapse, the DOE did maintain four key patents, which remain in effect today. HydroGen has submitted an application to the DOE for an exclusive license for the continuing patents. The application is now under DOE review, which review includes a 30 day public comment period before the DOE can grant the exclusive license. If the DOE is unable to grant the exclusive license, HydroGen will be able to continued use the patents on a non-exclusive, licensed basis.

      HydroGen occupies approximately 30,000 square feet of manufacturing facilities in Jefferson Hills, PA (near Pittsburgh), and operates them as its pilot manufacturing plant. HydroGen intends to use some of the capital it proposes to raise to increase the production capacity of this facility from the current 2MW/year capacity to 4-5 MW/year. The facility includes production equipment for the electrodes, graphite plates, stacks, and various non-repeating components of the fuel cells and fuel cell stacks. The long-term plan is to expand production by deploying an automated manufacturing plant capable initially of producing 25MW (62 modules) per year, and later 100MW (250 modules) per year.

      There are many risks associated with the business of HydroGen, some of which are indicated below. HydroGen is a development stage company with a limited operating history on which it may be analyzed. HydroGen will be exposed to all the risks of establishing a new business in a developmental field, including finding appropriate personnel, managing development of its products and marketing efforts, and managing its capital resources and future funding. The intellectual property rights held by HydroGen may require additional development which may require additional unplanned expense, and HydroGen may have to solve unanticipated engineering problems. HydroGen does not have experience in manufacturing fuel cell power plants on a commercial basis, and therefore, it may not be able to achieve market driven production standards and production volumes required to operate cost effectively. The principal intellectual property rights were developed by Westinghouse and the DOE, and there are some uncertainties as to the sufficiency and scope of those rights evidenced in the change of assignments and licenses. Others may assert interests in the HydroGen intellectual property rights which may impede or limit HydroGen's ability to capitalize on them. In certain locations, there could be barriers to obtaining customers because electric utility companies charge fees to industrial customers for disconnecting from the grid, for using less electricity or using the grid as a backup source. Because the HydroGen technology is new, it may not be readily accepted in the market place. HydroGen will require substantial capital to fully develop its business plan, which capital may not be available in the future or might be available only on terms that are not economic or subject to many conditions and limitations. From time to time and for various aspects of its operations, HydroGen will need to obtain permits and other government approvals which if not obtained on a timely basis will cause additional costs or limit or prevent required operations. There is much competition in the energy industry from conventional sources (i.e. combustion power generation manufacturers and renewable energy developers) and new alternative technologies (i.e. molten carbonate fuel cells, solid oxide fuel cells, and biomass energy sources), all of which will impact on HydroGen's ability to obtain a market presence and win customers. Any one or more of the above identified risks may affect the business operations adversely or require capital that may not be available when required, with the effect of an adverse economic impact on HydroGen and a loss of value in an investment in the parent holding company.

      Although there can be no assurance that the parties will complete the exchange transaction contemplated by the Exchange Agreement, to the extent the transaction is completed, additional information regarding the business of HydroGen (including audited financial statements for the period from inception through December 31, 2004) will be disclosed in a Current Report on Form 8-K to be filed at Closing.

                             DIRECTORS AND OFFICERS

      In connection with a change of control transaction involving Chiste in May 2004, Kevin R. Keating was appointed as our Secretary effective May 4, 2004, Michael Williams resigned as a director and as our President and Treasurer effective May 26, 2004, and Kevin R. Keating was appointed as a director and as our President and Treasurer effective May 26, 2004. Concurrently, Chiste's principal executive office was moved to 936A Beachland Boulevard, Suite 13, Vero Beach, Florida 32963.

      The following table sets forth the names, positions and ages of Chiste's current executive officers and directors. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors.

               Name            Age                 Position
   -----------------------  -----------  -----------------------------------
   Kevin R. Keating (1)         65       President, Treasurer, Secretary and
                                         Director

      (1) Mr. Keating became Secretary effective May 4, 2004 and became President, Treasurer, and a director effective May 26, 2004.

      Mr. Keating, sole Director, President, Secretary and Treasurer of Chiste, is an investment executive and for the past nine years has been the Branch Manager of the Vero Beach, Florida, office of Brookstreet Securities Corporation. Brookstreet is a full-service, national network of independent investment professionals. Mr. Keating services the investment needs of private clients with special emphasis on equities. For more than 35 years, he has been engaged in various aspects of the investment brokerage business. Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors. Mr. Keating is also the manager and sole member of Vero Management, LLC, which has a management agreement with Chiste.

                        COMMITTEES OF BOARD OF DIRECTORS

      Chiste's board of directors functions as an audit committee and performs some of the same functions as an audit committee including: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors. Chiste is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. Chiste's board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. Chiste's board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

                        DIRECTOR AND OFFICER COMPENSATION

      The following executive compensation chart highlights the compensation for Chiste's executive officers. No other executive officers received salary and bonus in excess of $100,000 for the prior three fiscal years.

                                                                               Long Term Compensation
                                                                        --------------------------------------
                                         Annual Compensation                     Awards             Payouts
                               ---------------------------------------- -------------------------- -----------
                                                                                      Securities
       Name            Fiscal                               Other        Restricted    Underlying
        and            Year                                 Annual          Stock       Options/       LTIP        All Other
     Principal         Ending                 Bonus       Compensation     Award(s)    SARs (#) (2)  Payouts       Compensation
     Position           in      Salary ($)     ($)           ($)             ($)                       ($)            ($)
-------------------- --------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
Kevin R. Keating       2005        $0          $0            $0             N/A          N/A          N/A          $40,000
(Pres., Secr., and
Treas.) (1)

Michael Williams       2005        $0          $0            $0             N/A          N/A          N/A            N/A
(Former President      2004        $0          $0            $0             N/A          N/A          N/A            N/A
and Tres.) (2)         2003        $0          $0            $0             N/A          N/A          N/A            N/A

Lanny R. Lang          2005        $0          $0            $0             N/A          N/A          N/A            N/A
(Former CFO,           2004        $0          $0            $0             N/A          N/A          N/A            N/A
Secr., and Treas.)     2003        $0          $0            $0             N/A          N/A          N/A            N/A
(3)

Jack E. Dahl           2005        $0          $0            $0             N/A          N/A          N/A            N/A
(Former President)     2004      $60,000       $0            $0             N/A          N/A          N/A            N/A
(4)                    2003      $60,000       $0            $0             N/A         10,000        N/A            N/A

Dennis C. Palmer       2005        $0          $0            $0             N/A          N/A          N/A            N/A
(Former Ex. Vice       2004      $60,000       $0            $0             N/A          N/A          N/A            N/A
Pres. And Chief        2003      $60,000       $0            $0             N/A          N/A          N/A            N/A
Engineer) (5)

Patricia J. Wilks      2005        $0          $0            $0             N/A          N/A          N/A            N/A
(Former CEO and        2004        $0          $0            $0             N/A          N/A          N/A            N/A
Chairman) (5)          2003      $60,000       $0            $0             N/A          N/A          N/A            N/A

(1) Mr. Keating became Treasurer on May 4, 2004 and became President, Secretary and a director effective May 26, 2004. On May 27, 2004, Chiste issued Mr. Keating 400,000 shares of its common stock in consideration for services by him, valued at $40,000.

(2) Mr. Williams became the Treasurer on May 4, 2004 and resigned as President, Treasurer and a director effective May 26, 2004.

(3) Mr. Lang resigned as CFO, Treasurer, Secretary and a director effective May 4, 2004.

(4) Mr. Dahl resigned as President and a director on July 2, 2003. Prior to the sale of engine business assets of Chiste in June 2003 ("Asset Disposition"), we had entered into a Retention and Settlement Agreement with Mr. Dahl, the Company's then President, pursuant to which Mr. Dahl would be paid a cash fee of $50,000, plus 20,000 shares of common stock, in complete settlement of any claim on our books at that time, upon a major fundraising or a sale of Dyna-Cam's assets or business. Upon the Asset Disposition, Mr. Dahl's was paid the cash fee and stock grant. Mr. Dahl waived his stock options by mutual agreement.

(5) Mr. Palmer resigned as Executive Vice President and Chief Engineer on June 30, 2003. Ms. Wilks terminated as CEO and Chairman on March 19, 2002. Ms. Wilks and Mr. Palmer executed a general release as part of the Asset Disposition, which included terminating all stock options issued to Ms. Wilks and Mr. Palmer by mutual agreement.

      Other than as noted above, no bonuses, other annual compensation, stock appreciation rights, long-term compensation awards, long-term incentive plan payouts or other compensation (as defined in the proxy regulations of the SEC) were awarded to, earned by, or paid to our officers during any of our last three fiscal years.

      There were no option grants to any executive officers during the fiscal year ended March 31, 2005, and no options were exercised by any executive officer during the fiscal year ended March 31, 2005. There are no stock options issued and outstanding.

      We did not pay any compensation to any director in 2003, 2004 and 2005, except that Mr. Keating received 400,000 shares of our common stock in May 2004 in consideration for services valued at $40,000 and, after the Asset Disposition and upon his resignation as a director, Danny R. Hyde was awarded a 20,000 share stock grant for past services as a member of our board.

      We have an approved Equity Incentive Plan ("EIP") for our directors, officers, key employees and consultants covering 120,000 shares of common stock. Options granted under the EIP may be either "incentive stock options," as defined in Section 422A of the Internal Revenue Code, or "nonqualified stock options," subject to Section 83 of the Internal Revenue Code, at the discretion of our Board of Directors and as reflected in the terms of the written option agreement. The option price may not be less than 100% (110% if the option is granted to an optionee who at the time the option is granted owns stock representing more than 10% of the total combined voting power of all classes of our stock) of the fair market value of the optioned common stock on the date the options are granted. Options become exercisable based on the discretion of our Board of Directors and must be exercised within ten years of the date of grant. The EIP expires June 14, 2009. As part of the Asset Disposition, all stock options under the EIP were terminated by mutual agreement and settlements effective June 30, 2003.

                           NEW DIRECTORS AND OFFICERS

      The Exchange Agreement provides that, on the Closing Date, the current officers of Chiste shall resign and Chiste shall appoint the following persons as executive officers and directors of Chiste. Kevin R. Keating will resign as the President, Treasurer, Secretary and sole director of Chiste as of the Closing.

         Name                   Age                              Position
   ---------------------    ---------     ------------------------------------

   Leo Blomen                   50        Chief Executive Officer and Director
   Joshua Tosteson              33        President and Director
   Scott Schecter               48        Chief Financial Officer
   Scott Wilshire               43        Chief Operating Officer

      Dr. Leo Blomen, Chief Executive Officer

      Dr. Blomen has been the Chief Executive Officer of HydroGen since 2001, and has been active in fuel cells for almost 20 years. From 1996 to 2000, Dr. Blomen served as Executive Director and Head of the International Division of NUON, the largest electric, gas, water and telecom utility company in the Netherlands serving millions of customers and with over $4 billion in revenues. Dr. Blomen was responsible for starting and building a portfolio of over 20 companies in countries such as USA, UK, China, Czech Republic, and Israel. He served on the Boards of most of those companies, and invested several $100's million successfully. Among these investments were a number of fuel cell projects, including the installation and operation of the world's first 100 kW solid oxide fuel cell (SOFC) system, supplied by Westinghouse to a consortium led by NUON. Prior to his NUON assignment, he worked on several energy companies through his own consulting company Blomenco B.V., including the Dutch company Heron Turbines B.V., which has built a compact 1.4 MW gas turbine with 43% net electrical efficiency. Dr. Blomen was also responsible for making the first designs of fuel cell / gas turbine combination systems under contract from Westinghouse. He was the primary editor of a book on Fuel Cell Systems (Plenum Press, 1993). From 1983 to 1992, Dr. Blomen served in several capacities for the engineering contractor KTI (Kinetics Technology International), a world leader in hydrogen plant construction, most of the time on its Board and as Group VP. He initiated and managed over 40 research, development and demonstration projects in Europe and the USA, including the construction of the first two PAFC power plants in Europe, as well as several steam reformer developments. Dr. Blomen is a co-founder of the EFCG (European Fuel Cell Group) and has served as its Treasurer throughout its existence. EFCG merged with FuelCell Europe in 2004. He holds a doctorate of medicine from Leiden University and an engineering degree in chemical technology from Delft University. Dr. Blomen will devote a minimum of 50% of his professional time to HyrdoGen, augmenting the day-to-day full time management activities of Mr. Tosteson with his decades of experience in portfolio management of companies. The Messrs. Blomen and Tosteson have developed this management model over the past three years of intensive collaboration in developing HydroGen.

      Joshua Tosteson, President

      Mr. Tosteson has been the President of HydroGen since 2001 and has been active in the fields of earth systems science, education, public outreach, management consulting, and environmental entrepreneurship for over 10 years. He is a co-founder of FullCircle LLC, a New York-based company that deploys facilities to remediate organic waste streams and produce high-value organic soil amendments, and which consults to international development and aid organizations. Over 2000-2001, Mr. Tosteson served on assignment as Eco-Industrial Development Manager for the redevelopment of a deactivated army ammunition site in Louisiana. In this capacity on behalf of the Operations Support Command of the US Army, Mr. Tosteson and colleagues attracted over $20MM in private and Federal investment to establish two new commercial manufacturing operations on the site utilizing regionally available waste streams as feedstock. From 1994-97, Mr. Tosteson served in various capacities as a management consultant for the Biosphere 2 facility in Oracle, AZ, supporting a comprehensive effort to re-tool and reorganize the project that culminated in a long-term facility management contract with Columbia University. Concurrently to that assignment he served as an Adjunct Fellow and researcher at the Kennedy School of Government, Harvard University. He has published widely in the peer-reviewed and popular literature. He holds degrees in environmental science and public policy (BA, Harvard University) and atmospheric science (MA, Columbia University).

      Scott Schecter, Chief Financial Officer

      Mr. Schecter was the interim Chief Financial Officer of HydroGen from June 2004 to March 2005, when he became the Chief Financial Officer on a full time basis. From 1994-2004, Mr. Schecter, a CPA, served as Vice President, Chief Financial Officer and Treasurer of Fuel-Tech N.V., a publicly-traded technology company in the air pollution control, fuel treatment and software businesses. He also served as Chief Financial Officer of Clean Diesel Technologies, Inc., a publicly-traded development stage company in the specialty chemical business from 1995 through 1999. In 1990, Mr. Schecter participated in a management buyout of American Vision Centers, Inc., a consumer products company, and served as that company's Senior Vice President and Chief Financial Officer through January 1994. After graduating with his MBA from the Wharton School of the University of Pennsylvania, Mr. Schecter served as a corporate development officer for W. R. Grace & Co. from 1986-1990, focusing on acquisitions, strategic investments and divestitures. Schecter received his B.S. in Accounting from the State University of New York at Albany, and was a member of the Board of Directors of Fuel Tech, Inc. (the operating subsidiary of Fuel-Tech N.V.) and American Vision Centers, Inc.

      Scott Wilshire, Chief Operating Officer

      Mr. Wilshire has been HydroGen's Chief Operating Officer since early 2005. From 1999 to 2004, he was employed at Plug Power Inc., a publicly-traded proton exchange membrane (PEM) fuel cell manufacturing company. Mr. Wilshire joined Plug Power in March 1999 as Director of Large Residential Systems and was appointed Director of Marketing Engagement in November 2000. In his latter capacity, Wilshire was responsible for all customer interface and new business development as well as management of Plug Power's commercial launch, product training and documentation and applications engineering. In addition, Mr. Wilshire has over eighteen years of engineering experience in the power generation industry. Prior to joining Plug Power, from 1997 to 199, he was with General Electric Nuclear Energy in the Nuclear Field Engineering Program and from 1984 to 1999, he was with Lockheed Martin in various engineering and senior management positions that culminated in his management of reactor servicing design for the USS Virginia class submarine program. He received a Bachelor of Science degree in Marine Engineering/Nuclear Engineering from the United States Merchant Marine Academy, a Master of Business Administration from Rensselaer Polytechnic Institute, and completed the U.S. Navy Nuclear Power Engineering School.

      The board of directors of Chiste as of the Closing will be increased to five (5) members. As of the Closing, Kevin R. Keating, Chiste's current sole officer and director will resign, and the newly-appointed directors of Chiste will initially consist of two member of HydroGen's current management, Leo Blomen and Joshua Tosteson. Two directors to be designated by Messrs. Blomen and Tosteson (the "Management Designates") and one director to be designated by KRM Fund (the "KRM Designate") are expected to be appointed within thirty (30) days following the Closing. KRM Fund, certain HydroGen Members, the HydroGen
Investors and the Institutional Investors, such persons in the aggregate representing more than a majority of the outstanding shares entitled to vote, have each agreed to vote their shares of Chiste's voting securities: (i) to elect the KRM Designate to Chiste's board for a period ranging from 90 days to one year following the Closing and to vote for such other persons that may be designated by Messrs. Blomen and Tosteson to fill any vacant position on the board of directors (other than KRM Designate), and (ii) to approve the Reverse Split and the change of Chiste's corporate name (collectively, the "Actions").

      The holders of shares of Series B Preferred Stock (including Institutional Investors acquiring such Preferred Shares following ht Exchange) will be entitled to vote together with the holders of the common stock, as a single class, upon all matters submitted to holders of common stock for a vote. Each share of Series B Preferred Stock will carry a number of votes equal to the number of shares of common stock issuable as if converted at the record date. As such, immediately following the Exchange and the Investment, the HydroGen Members, HydroGen Investors and the Institutional Investors will have 95.175% of the total combined voting power of all classes of Chiste stock entitled to vote.

      Employment Arrangements

      Dr. Leo Blomen will be a director and the Chief Executive Officer of Chiste after the Exchange. HydroGen has entered into an employment agreement with Dr. Blomen as the Chief Executive Officer for a period of three years commencing April 1, 2005, renewable on an automatic basis annually thereafter. The agreement may be terminated for cause at any time by HydroGen without severance pay due. However if Dr. Blomen is terminated without cause HydroGen will owe Dr. Blomen six months severance pay. Dr. Blomen will be paid an annual salary of 185,000 Euros, which will be increased to 225,000 Euros upon completion of a secondary offering of the post-merger company. Dr. Blomen will be entitled to various bonuses upon HydroGen reaching various milestones which will be determined by Dr. Blomen and the company within the next several months. Dr. Blomen will be eligible for various benefits, including disability and life insurance, travel benefits for his wife and other benefits that can be provided to a foreign national, working primarily from overseas. Because Dr. Blomen is a foreign national, and potentially subject to double taxation on his income, HydroGen is currently working with tax counsel and Dr. Blomen to develop an arrangement that deals with this problem equitably. Dr. Blomen will devote a minimum of 50% of his working time to the business of HydroGen and Chiste.

      Joshua Tosteson will be a director and the President of Chiste after the Exchange. HydroGen has entered into an employment agreement with Mr. Tosteson as the President for a period of three years commencing April 1, 2005, renewable on an automatic basis annually thereafter. Mr. Tosteson is obligated to spend his full business time on the requirements of HydroGen and Chiste. The agreement may be terminated for cause at any time by HydroGen. If the agreement is terminated without cause, HydroGen will owe Mr. Tosteson six months severance pay. Mr. Tosteson will be paid an annual salary of $185,000, which will be increased to $225,000 upon completion of a secondary offering of the post-merger company. Mr. Tosteson will be entitled to various bonuses upon HydroGen reaching various milestones which will be determined by the Chief Executive Officer and Mr. Tosteson within the next several months. Mr. Tosteson will be eligible to participate in the standard benefits offered to all employees of HydroGen, including coverage under the company medical and disability plans.

      Scott Schecter will be the Chief Financial Officer of Chiste after the Exchange. HydroGen has entered into an employment agreement with Mr. Schecter as the Chief Financial Officer of HydroGen for a period of three years at the rate of $200,000, increasing to $250,000 upon the completion of a secondary offering of the post-merger company. The agreement may be terminated at any time for cause, however if Mr. Schecter is terminated without cause, he is entitled to one year severance pay from HydroGen, plus the acceleration of certain rights to options that would have been otherwise earned. Mr. Schecter is obligated to spend his full business time on the requirements of HydroGen and Chiste. Mr. Schecter received an equity interest in HydroGen (which will convert into Series B Preferred Stock) as part of his prior consulting agreement. Under the new agreement, Mr. Schecter has been granted an option commencing April 2005 to acquire Chiste common stock after the Exchange for 109,067 shares on a post-Reverse Split basis, exercisable until April 2015 at $4.538 per share. These options vest rateably each month until April 2008. He also will be eligible to receive awards of additional options to acquire future awards of common stock of Chiste. Mr. Schecter will be eligible to participate in the standard benefits offered to all employees of HydroGen, including coverage under the company medical and disability plans.

      Scott Wilshire will be the Chief Operating Officer of Chiste after the Exchange. In March of 2005 HydroGen entered into an employment agreement with Mr. Wilshire as the Chief Operating Officer of HydroGen for a period of three years at the rate of $150,000 per year, increasing to $180,000 upon completion of second offering of the post merger company. In addition, Mr. Wilshire is entitled to bonuses based upon his performance and the performance of the company. Mr. Wilshire is obligated to spend his full business time on the requirements of HydroGen and Chiste. Mr. Wilshire can be terminated at any time for cause. If Mr. Wilshire is terminated without cause, he is entitled to receive one year severance pay. Under the terms of this contract Mr. Wilshire has earned, and continues to earn, an equity interest in HydroGen. This arrangement will be modified to a right to acquire common stock of Chiste after the Exchange representing 81,974 shares of Chiste common stock at an exercise price of $4.538 per share on a post-Reverse Split basis, exercisable until January 31, 2015 once vested. These options vest rateably each month until March 2008. Mr. Wilshire will be eligible to participate in the standard benefits offered to all employees of HydroGen, including coverage under the company medical and disability plans.

      Hydrogen has entered into an employment agreement with Mr. Gregory Morris as the Senior Vice-President. Mr. Morris will be paid an annual salary of $110,000, increasing to $160,000 after completion of a secondary offering of the post-merger company. In addition, Mr. Morris will be entitled to receive both cash and an award of shares of common stock of Chiste after the Exchange in the event that he generates certain sales opportunities for HydroGen, upon closing of those sales. The amount of cash and stock earned will depend upon the size of the sales. Mr. Morris can be terminated any time with cause. If he is terminated without cause, he is entitled to six months severance, plus whatever bonuses he may earn if HydroGen closes, within six months of termination, on a sale opportunity he generated. Mr. Morris will devote a minimum of 70% of his workday to HydroGen. He will be eligible to participate in the standard benefits offered to all employees of HydroGen, including coverage under the company medical and disability plans.

      To the best of Chiste's knowledge, neither of the proposed officers or directors intended to be appointed following the Closing, nor any of their affiliates, currently beneficially own any equity securities or rights to acquire any securities of Chiste, and no such persons have been involved in any transaction with Chiste or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, other than with respect to the transactions that have been described herein. To the best of Chiste's knowledge, none of the proposed officers and directors intended to be appointed following the Closing have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have they been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding Chiste's common stock beneficially owned on May 17, 2005 for (i) each shareholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. At May 17, 2005, Chiste had 9,396,629 shares of its common stock outstanding.

--------------------------------------------------------------------------------------------------------------------
                                              Number of Shares Beneficially
                    Name                                  Owned                         Percent of Shares
--------------------------------------------------------------------------------------------------------------------
Kevin R. Keating (1)                                     400,000                              4.3%
936A Beachland Boulevard, Suite 13
Vero Beach, FL 32963
--------------------------------------------------------------------------------------------------------------------
Keating Reverse Merger Fund, LLC (2)                    7,545,000                             80.3%
5251 DTC Parkway, Suite 1090
Greenwood Village, CO 80111
--------------------------------------------------------------------------------------------------------------------
Aztore Holdings, Inc. (3)                                599,623                              6.4%
14647 S. 50th Street, Suite 130
Phoenix, AZ 85044-6475
--------------------------------------------------------------------------------------------------------------------
Michael S. Williams (4)                                  599,623                              6.4%
14647 S. 50th Street, Suite 130
Phoenix, AZ 85044-6475
--------------------------------------------------------------------------------------------------------------------
All  Executive  Officers and  Directors as a             400,000                              4.3%
group (1 person)
--------------------------------------------------------------------------------------------------------------------

(1) On May 27, 2004, we issued 400,000 shares of our common stock to Kevin R. Keating, our sole officer and director, for services to Chiste with a fair value of $40,000. Kevin R. Keating is not affiliated with and has no equity interest in Keating Reverse Merger Fund, LLC and disclaims any beneficial interest in the shares of Chiste's common stock owned by Keating Reverse Merger Fund, LLC.

(2)   Keating  Reverse Merger Fund, LLC is not owned by or affiliated with Kevin
      R. Keating and disclaims any beneficial interest in the shares of Chiste's common stock owned by Kevin R. Keating.

(3) Includes 40,000 shares of common stock held by Chasseur Holdings, Inc.("Chasseur"). Aztore owns controlling interest in Chasseur and is deemed through this ownership to have voting control of all shares held by Chasseur.

(4) Mr. Williams is the Chief Executive Officer and Chief Portfolio Officer of Aztore and Chasseur. Mr. Williams is deemed through his direct and indirect ownership of Aztore and Chasseur to have voting control of all Shares held by these companies. Mr. Williams disclaims any ownership other than as beneficially held through their direct and indirect ownership of Aztore and Chasseur.

      The following table sets forth certain information regarding Chiste's common stock beneficially owned on May 17, 2005 for (i) each stockholder known to be the beneficial owner of 5% or more of Chiste's outstanding common stock,
(ii) each executive officer and director, and (iii) all executive officers and directors as a group, on a pro forma basis to reflect the transactions contemplated by the Exchange Agreement on a pre-Reverse Split and post-Reverse Split basis, assuming such transactions were completed as of such date and further assuming (i) that HydroGen raises $10,000,000 under the Placement (including $2,000,000 from the conversion of HydroGen's outstanding bridge notes), (ii) that the Investment in the amount of $7,000,000 is completed, (iii) the rights to acquire HydroGen's membership units are converted into rights to acquire Chiste common stock, (iv) all options granted to Messrs. Schecter and Wilshire are fully vested, and (v) the outstanding 2,400,000 warrants of Chiste which expire June 30, 2005 and have an exercise price from $2.00 to $6.00 per share on a pre-Reverse Split basis are excluded. The information contained in the following table is provided for disclosure purposes only as there can be no assurance that the transactions contemplated by the Exchange Agreement will be completed or that the actual ownership will be as set forth therein based on the assumptions used. At Closing, Chiste intends to file a Current Report on Form 8-K which will include an updated beneficial ownership table for Chiste to reflect the actual results of the completion of the transactions under the Exchange Agreement, the Placement and the Investment, including any investors in the Placement or the Investment who may become 5% or more beneficial owners of Chiste as a result of such investment. The table assumes a total of 194,748,788 and 7,789,952 shares of Chiste's common stock outstanding, on a pro forma basis to reflect the transactions contemplated by the Exchange Agreement and the assumptions set forth above, assuming such transactions were completed as of May 17, 2005, on a pre- and post- Reverse Split basis, respectively, and on a fully diluted and an as-converted basis.

---------------------------------------------------------------------------------------------------------------------
                                                     Amount of Beneficial   Amount of Beneficial
                                                          Ownership               Ownership             Percent of
              Name of Beneficial Owner               (Pre-Reverse Split)    (Post-Reverse Split) Beneficial Ownership
---------------------------------------------------------------------------------------------------------------------
Leo Blomen (1)                                             9,834,528                393,381                5.05%
---------------------------------------------------------------------------------------------------------------------
Joshua Tosteson (1)                                       12,976,839                519,074                6.66%
---------------------------------------------------------------------------------------------------------------------
Scott Schecter (1), (2)                                    4,920,855                196,834                2.53%
---------------------------------------------------------------------------------------------------------------------
Scott Wilshire (1), (3)                                    2,049,362                 81,974                1.05%
---------------------------------------------------------------------------------------------------------------------
FuelCell Holdings, LLC (4)                                18,098,570                723,943                9.29%
---------------------------------------------------------------------------------------------------------------------
Keating Reverse Merger Fund, LLC (5)                       7,545,000                301,800                3.87%
5251 DTC Parkway, Suite 1090
Greenwood Village, Colorado 80111
---------------------------------------------------------------------------------------------------------------------
All Executive Officers and Directors as a group           29,781,584              1,191,263               15.30%
(four persons)
---------------------------------------------------------------------------------------------------------------------

* Less than 0.01%.

(1)   c/o 1801 Route 51 South, Jefferson Hills, Pennsylvania 15025.

(2) Includes options to purchase 2,726,682 shares Chiste's common stock at an exercise price of $0.182 per share on a pre-Reverse Split basis, and options to purchase 109,067 shares Chiste's common stock at an exercise price of $4.538 per share on a post-Reverse Split basis.

(3) Includes options to purchase 2,049,362 shares Chiste's common stock at an exercise price of $0.182 per share on a pre-Reverse Split basis, and options to purchase 81,974 shares Chiste's common stock at an exercise price of $4.538 per share on a post-Reverse Split basis

(4) FuelCell Corporation of America has an address at 3201 Enterprise Parkway, Suite 460, Beachwood, Ohio 44122. Mr. Saul Siegel has investment authority over these shares.

(5)   Keating  Reverse Merger Fund, LLC is not owned by or affiliated with Kevin
      R. Keating and disclaims any beneficial interest in the shares of Chiste's common stock owned by Kevin R. Keating. Keating Reverse Merger Fund, LLC has the right to nominate a director of Chiste.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Pursuant to a Disposition of Collateral and Settlement Agreement dated June 30, 2003, Aztore Holdings, Inc. ("Aztore") acquired and disposed of all Dyna-Cam engine business assets in a negotiated transaction.

      Chiste entered into an agreement with Jack E. Dahl, a former President. Under this agreement, as a result of the Asset Disposition, Mr. Dahl was paid a cash fee of $50,000 plus 20,000 shares of common stock in complete settlement of all his claims on our books at that time. Mr. Dahl resigned as an officer and director on July 2, 2003 and waived his stock options by mutual agreement.

      As a result of the Asset Disposition, effective June 30, 2004, all outstanding shares of Series A Preferred stock were converted into 111,292 shares of common stock and the entire class of Series A Preferred stock was retired.

      Immediately following the Asset Disposition, Aztore reinstated and amended the line of credit ("LOC") reducing the amount of the LOC to $250,000 effective June 30, 2003. On August 30, 2003, Aztore agreed to further amend the LOC to increase the LOC to $800,000 and extend the maturity to March 31, 2006.

      An Existing Stockholder Rights Agreement, wherein certain stockholders were granted anti-dilution and certain other rights, was terminated effective June 30, 2003.

      As part of the Asset Disposition, all stock options issued under our Equity Incentive Plan was terminated by mutual agreements and settlements effective June 30, 2003. The Equity Incentive Plan remains in force.

      On July 1, 2004, Aztore, PHL, Ms. Wilks and Mr. Palmer entered into a Purchase and Settlement Agreement whereby PHL, Ms. Wilks and Mr. Palmer sold all of their ownership interests in the Company to Aztore. The purchase of these shares gave Aztore controlling ownership as of July 1, 2003.

      As part of the Asset Disposition, the Purchaser required us to change our name from Dyna-Cam Engine Corporation. On April 2, 2004, at a special meeting our stockholders voted to change our name to Chiste Corporation. In addition, stockholders approved the Reverse Split.

      On May 3, 2004, as an inducement to KRM Fund to enter into a Securities Purchase Agreement ("SPA"), Chiste agreed to settle the aggregate of $725,925 of Secured Notes due Aztore under the Amended LOC Agreement, including $44,918 of accrued interest, by issuing Aztore a New Secured Note for $664,500. This Settlement Agreement also released Chiste from all future amounts due Aztore, which Aztore has earned or may earn, including investment banking fees, warrant exercise fees and any other fees and reimbursements under its Advisory Agreement. As another condition of this settlement, Aztore assumed other liabilities totaling $42,030 ("Other Liabilities") and agreed to indemnify and hold Chiste harmless from claims, expenses and or liabilities relating to the Other Liabilities.

      On May 4, 2004, pursuant to the SPA, Chiste sold to KRM Fund an aggregate of 800,000 shares of common stock at a price of $0.10 per share for a total purchase price of $80,000. Concurrently, KRM Fund purchased the New Secured Note from Aztore, which KRM Fund immediately converted into 6,645,000 shares of common stock.

      In order to fund Chiste's working capital needs, on May 27, 2004, Chiste sold to KRM Fund 100,000 shares of common stock at a purchase price of $0.10 per share, for an aggregate consideration of $10,000.

      On May 27, 2004, 400,000 shares of Chiste's common stock were issued to Kevin R. Keating, our sole officer and director, as compensation for services valued by Chiste at $40,000.

      On June 10, 2004, Chiste entered into a contract with Vero Management, LLC ("Vero") for managerial and administrative services. Vero has not been engaged to provide, and Vero does not render, legal, accounting, auditing, investment banking or capital formation services. Kevin R. Keating is the manager of Vero. The term of the contract is for one year. In consideration of the services provided, Vero will be paid $1,000 for each month in which services are rendered.

      Kevin R. Keating, is the father of the principal member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KRM Fund, which is the current majority stockholder of Chiste. Keating Investments, LLC is also the managing member and 90% owner of Keating Securities, LLC, a registered broker-dealer. Kevin R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KRM Fund or Keating Securities, LLC and disclaims any beneficial interest in the shares of Chiste's common stock owned by KRM Fund. Similarly, Keating Investments, LLC, KRM Fund and Keating Securities, LLC disclaim any beneficial interest in the shares of Chiste's common stock currently owned by Kevin R. Keating.

      At or prior to the closing of the Exchange, Chiste will also enter into a certain financial advisory agreement with Keating Securities, LLC ("Keating Securities"), a registered broker-dealer, under which Keating Securities will be compensated by Chiste for its advisory services rendered to Chiste in connection with the Exchange. The transaction advisory fee will be $325,000, with the payment thereof being subject to the closing of the Exchange. Keating Securities, LLC is an affiliate of Keating Investments, LLC, the managing member of KRM Fund, our current controlling stockholder.

      Other than the above transactions or otherwise set forth in this Schedule or in any reports filed by Chiste with the SEC, we have not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. We are not a subsidiary of any company.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Chiste's directors and executive officers, and persons who beneficially own more than 10% of a registered class of Chiste's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of Chiste's securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4
(Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of Chiste's common stock are required by SEC regulations to furnish Chiste with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to Chiste, or written representations that no reports were required, Chiste believes that for the fiscal year ended December 31, 2004 beneficial owners complied with the Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of Chiste's securities filed a Form 3 with the SEC and has had no change of ownership since such filing.

                                    SIGNATURE

      In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CHISTE CORPORATION
                                       (Registrant)

                                       By: /s/ Kevin R. Keating
                                           -------------------------------------
                                       Name:  Kevin R. Keating
                                       Title: President

Dated: May 31, 2005